EXHIBIT 10.42

EXECUTIVE AGREEMENT

This Executive Agreement (this “Agreement”) is made effective as of the 9th day of July 2007 (the “Effective Date”) between ResMed Inc., a Delaware corporation and its subsidiaries (collectively, the “Company”) and                              (“Executive”).

WHEREAS, the Company currently employs Executive; and

WHEREAS, the Company believes it to be in the best interests of its stockholders to attract, retain and motivate key officers and to ensure continuity of management, and that this will further those interests; and

WHEREAS, the Company recognizes that the possibility of a Change of Control of the Company may result in the departure of key executives to the detriment of the Company and its stockholders.

In consideration of Executive’s continued employment as an executive officer with the Company and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive agree as follows:

1.	Term of Agreement

A.	This Agreement shall be for an initial term that continues in effect, through the third anniversary of the Effective Date. The term of this Agreement shall automatically be extended for one or more additional terms of three (3) years each. This Agreement may be terminated effective as of the last day of any of the initial or extended term, provided that written notice of such termination is provided to Executive prior to the date that is 60 days before the last day of such term.

B.	Notwithstanding the foregoing, the term of this Agreement shall terminate upon the expiration of the “Restricted Period”, subject to all rights and benefits hereunder having been paid and satisfied in full.

2.	Certain Definitions

A.	“Bonus Amount” shall mean % of Executive’s Termination Base Salary.[1]

[1]	The new definition of “Bonus Amount” replaces the definition of “Target Bonus,” and is used in determining the severance benefits under Sections 3.B(iii) and (iv), for the reasons described below.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a $1 million limit on a publicly traded corporation’s deduction for compensation for a taxable year for the corporation’s Chief Executive Officer and certain other executive officers. The $1 million deduction limit does not apply to “qualified performance-based compensation” (generally, performance-based bonuses and incentive compensation granted by the corporation’s Compensation Committee pursuant to a stockholder approved plan).

B.	“Cause” shall mean:

(i)	Executive’s conviction or plea of guilty or nolo contendere of a misdemeanor involving moral turpitude, dishonesty or a breach of trust as regards the Company or any subsidiary of the Company or Executive’s conviction or plea of guilty or nolo contendere of a felony; or

(ii)	Executive’s commission of any act of theft, fraud, embezzlement or misappropriation against the Company, regardless of whether a criminal conviction is obtained; or

(iii)	Executive’s willful and continued failure to devote substantially all of his or her business time to the Company’s business affairs, (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) or Executive’s material breach of the terms of any employment-related agreement with the Company, which failure or breach is not remedied within a reasonable time after written demand is delivered by the Company, which demand specifically identifies the manner in which the Company believes that Executive has failed to devote substantially all of his business time to the Company’s business affairs or has breached such agreement; or

(iv)	Executive’s willful failure to comply with any corporate policies, which failure results or is likely to result in substantial injury, financial or otherwise, to the Company or its reputation;

In order to satisfy the “qualified performance-based compensation” exemption, an executive’s bonus must be payable solely upon the attainment of one or more performance goals.

[1]	(cont.)

Earlier this year, the Internal Revenue Service (“IRS”) issued a ruling regarding the “qualified performance-based compensation” exemption. In that ruling, the IRS concluded that the mere fact that an executive is entitled to all or part of his or her bonus upon voluntary or involuntary termination of employment, without regard to the attainment of the performance goals, will cause the bonus to fail to satisfy the exemption. Consequently, if an executive is entitled to a severance benefit upon termination of employment, and the severance benefit includes the payment of all or part of the bonus, the bonus will be subject to the $1 million limit. Under the ruling, the bonus fails to satisfy the exemption even if the executive is not terminated.

The severance benefits under Sections 3.B(iii) and (iv) are currently determined based on an executive’s target bonus. However, the severance benefits are payable only in the event of a “Change of Control.” If a “Change of Control” occurs, the company may cease to be publicly traded or may become a subsidiary of a publicly traded corporation, and the company’s executives may cease to be subject to Section 162(m). There is some possibility (for example, in the event of a “merger of equals” transaction) that the company’s executives will remain subject to Section 162(m).

The new “Bonus Amount” definition is added in order to provide that the severance benefits under Sections 3.B(iii) and (iv) will not be determined based on an executive’s target bonus. The “Bonus Amount” will be a fixed percentage of the executive’s “Termination Base Salary”. This is intended to prevent the executive’s bonus from failing to satisfy the “qualified performance-based compensation” exemption.

(v)	Executive’s unauthorized disclosure or use of confidential information of the Company, which results or is likely to result in substantial injury, financial or otherwise, to the Company or its reputation; or

(vi)	Executive’s willful violation of any rules or regulations of any governmental or regulatory body, which violation results or is likely to result in substantial injury, financial or otherwise, to the Company or its reputation; or

(vii)	Executive’s abuse of drugs, alcohol or illegal substances (to the extent not inconsistent with the Americans with Disability Act or similar state law), which results or is likely to result in substantial injury, financial or otherwise, to the Company or its reputation.

C.	“Change of Control” of the Company means the occurrence of any of the following events for purposes of this Agreement:

(i)	a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition, other than:

(a)	an acquisition by an employee benefit plan or any trustee holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company; or

(b)	an acquisition by the Company or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company; or

(c)	an acquisition pursuant to the offering of shares of Common Stock by the Company to the general public through a registration statement filed with the Securities and Exchange Commission; or

(d)	an acquisition of voting securities pursuant to a transaction described in clause (iii) below that would not be a Change of Control under clause (iii).

(ii)

individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be members of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office was a result of an actual or threatened election contest with respect to the election or removal of directors; or

(iii)	The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(a)	which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Successor Entity) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction; or

(b)	after which more than 50% of the members of the board of directors of the Successor Entity were members of the Incumbent Board at the time of the Board’s approval of the transaction or the agreement providing for the transaction.

(iv)	The Company’s stockholders approve a liquidation or dissolution of the Company.

For purposes of subsection (i) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of the Company’s stockholders, and for purposes of subsection (iii) above, the calculation of voting power shall be made as if the date of the consummation of the transaction or at the consummation of the last of a series of related transactions were a record date for a vote of the Company’s stockholders. For purposes of subsection (iii) “Successor Entity” means the Company or the “person” that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company.

D.	“Code” shall mean the United States Internal Revenue Code of 1986, as amended from time to time.

E.	“Date of Termination” shall mean the date of Executive’s Separation from Service.

F.	“Disability” shall mean a physical or mental incapacity as a result of which Executive becomes unable to continue the proper performance of Executive’s duties hereunder for six consecutive calendar months or for shorter periods aggregating 180 business days in any 12 month period, but only to the extent that such definition does not violate the Americans with Disabilities Act.

G.	“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

H.	“Equity Plans” shall mean the Company’s stock option plans, restricted stock plans, incentive plans, equity participation plans, or other similar plans, and any stock option or restricted stock agreements or other award agreements used in connection therewith.

I.	“Executive” shall mean the executive officer of the Company who is a party to this Agreement. In the event of the Executive’s death after he becomes entitled to any payment, benefit or right under Section 3, 4 or 5, but prior to his receipt of such payment or benefit or exercise of any right, then the term “Executive” shall include his estate.

J.

“Good Reason”[2] shall mean any of the following material negative circumstances that occurs without the express written consent of Executive, if Executive has given the Company written notice (“Notice of Good Reason”) within 90 days of the initial existence of such circumstances and the Company has failed to cure such circumstances within 30 days of such notice:

(i)	The assignment to Executive by the Company of duties, responsibilities and authority that are materially diminished when compared to Executive’s duties, responsibilities and authority with the Company immediately prior to the Change of Control, except in connection with the termination of Executive’s employment for Cause, death or Disability or by Executive other than for Good Reason. The fact that the Company becomes a subsidiary of another entity, or that the Company’s status changes from publicly-traded to privately-held, as a result of the Change of Control, shall not, by itself, constitute a material diminution in the duties, responsibility or authority of Executive; or

[2]	The definition of “Good Reason” is revised to conform to the definition of “good reason” set forth in the Treasury Regulations under Section 409A of the Code, for the reasons described below.

Section 409A of the Code imposes certain requirements on nonqualified deferred compensation arrangements. The severance benefits under Sections 3.B(ii), (iii) and (iv) are intended to be “short-term deferrals,” as defined in the Treasury Regulations. Compensation that is a “short-term deferral” is exempt from Section 409A.

In order to exempt, the severance benefits under Sections 3.B(ii), (iii) and (iv) must be payable only upon an “involuntary separation from service” (generally, an involuntary termination of employment). An executive’s resignation for “good reason,” as defined in the Treasury Regulations, will be considered to be involuntary for purposes of Section 409A.

The Treasury Regulations require that a “good reason” event involve a “material negative change” in the employment relationship. The Treasury Regulations also include a “safe harbor” list of “good reason” events. The revisions to the “Good Reason” definition incorporate these concepts. The “Good Reason definition includes events that are not “safe harbor” events.

(ii)	A material reduction by the Company in Executive’s base salary as in effect at the time of the Change of Control; or

(iii)	Any material diminution by the Company in the aggregate benefits provided to Executive under the Company’s benefit plans and arrangements in which Executive is participating at the time of the Change of Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan or arrangement; or

(iv)	Any failure by the Company to continue in effect, or any material reduction in target bonus opportunity or any material increase in target performance objectives under, any bonus or incentive plan or arrangement in which Executive is participating at the time of the Change of Control, which results in a material negative change in Executive’s bonus or incentive compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan or arrangement with a comparable target bonus opportunity and comparable target performance objectives; or

(v)	Any material diminution by the Company in the budget over which Executive retains authority at the time of the Change of Control;

(vi)	Any requirement by the Company that Executive be based anywhere that is at least fifty (50) miles away from both (i) Executive’s office location as of the date of the Change of Control and (ii) Executive’s then primary residence, except for required travel by Executive on the Company’s business; or

(vii)	Any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company; or

(viii)	Any other action or inaction by the Company that constitutes a material breach by the Company of the agreement under which Executive provides services to the Company at the time of the Change of Control.

For these purposes, a material reduction of Executive’s base salary or target bonus opportunity will be deemed to have occurred if the salary or target bonus opportunity has been reduced by 10% or more from the base salary or target bonus opportunity, as applicable, in effect at the time of the Change of Control.

Executive’s voluntary termination of employment for Good Reason must occur not later than two years after the initial existence of the circumstances constituting “Good Reason.”

K.

“Notice of Termination” shall mean a written notice delivered to the other party indicating the specific termination provision in this Agreement relied upon for termination of Executive’s employment and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated. Any purported termination by either party other than pursuant to a Notice of Termination shall not be effective.

L.	“Payment Date” shall mean the later of the Separation from Service or the date of the Change of Control.

M.	“Restricted Period” shall mean the period of [two (2)][3] [one and a half (1.5)][4] [one(1)][5] years following the Date of Termination of Executive, which termination is covered by Section 3 hereof.

N.	“Separation from Service” of Executive shall mean Executive’s termination of employment with the Company and its subsidiaries and if Executive’s compensation is subject to taxation under the Code such termination must also qualify as a “separation from service,” as defined in Treasury Regulation Section 1.409A-1(h).

O.	“Termination Base Salary” shall mean the greatest annual rate of Executive’s base salary in effect during the three year period ending on the Date of Termination.

3.	Change of Control Benefits.

A.	In the event that:

(i)	Executive provides Notice of Good Reason at any time during the six month period prior to the date of a Change of Control, or during the twelve (12) month period commencing on the date of a Change of Control, and Executive has a Separation from Service by reason of Executive’s voluntary termination of employment for Good Reason, or

(ii)	Executive has a Separation from Service by reason of the Company’s termination of Executive’s employment other than for Cause during the six month period prior to the date of the Change of Control (and such termination is at the request of the successor entity of such Change of Control, or is otherwise made in anticipation of the Change of Control), or during the twelve (12) month period commencing on the date of the Change of Control, then Executive shall receive the benefits from the Company as provided under Section 3.B. A portion of the benefits provided under Section 3.B and 3.C is deemed consideration for Executive’s covenants under Section 13.

B.	The benefits to be provided by the Company in the event of a Separation from Service covered by Section 3.A shall be as follows:

[3]	For the agreement of the chief executive officer
[4]	For all the agreements of the executive officers, other than the chief executive officer
[5]	For all the agreements of non-executive key officers

(i)	The Company shall pay to Executive when otherwise due Executive’s then effective base salary through the Date of Termination.

(ii)	The Company shall pay to Executive an amount equal to [two (2)][6] [one and a half (1.5)][7] [one(1)][8] times Executive’s Termination Base Salary, payable in a lump sum within thirty (30) days following the Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4).

(iii)	The Company shall pay to Executive an amount equal to [two (2)][9] [one and a half (1.5)][10] [one(1)][11] times the higher of (i) the highest actual annual bonus received by Executive during the three years prior to the year in which the Date of Termination occurs, or (ii) Executive’s Bonus Amount, payable in a lump sum within thirty (30) days following such Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4).

(iv)	In consideration of service through the Date of Termination, the Company shall pay to Executive his Bonus Amount, pro-rated through and including the Date of Termination (on the basis of a 365 day year), payable in a lump sum within thirty (30) days following the Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4).

(v)	Notwithstanding any provisions to the contrary in any of the Company’s Equity Plans, (i) all outstanding unvested stock options of Executive shall be and become fully vested and exercisable as to all shares of stock covered thereby, and (ii) all outstanding shares of restricted stock, all restricted shares, restricted stock units, performance shares and performance units of Executive shall be and become 100% vested and all restrictions thereon shall lapse, in each case as of the Date of Termination.

(vi)	The Company shall pay to executive an amount equal to [two (2)][12] [one and a half (1.5)][13] [one(1)][14] times the annual amount the Company would

[6]	For the agreement of the chief executive officer
[7]	For all the agreements of the executive officers, other than the chief executive officer
[8]	For all the agreements of non-executive key officers
[9]	For the agreement of the chief executive officer
[10]	For all the agreements of the executive officers, other than the chief executive officer
[11]	For all the agreements of non-executive key officers
[12]	For the agreement of the chief executive officer
[13]	For all the agreements of the executive officers, other than the chief executive officer
[14]	For all the agreements of non-executive key officers

be required to contribute on Executive’s behalf to the 401(k) plan, deferred compensation plan and any similar plan then in effect, based on Executive’s Termination Base Salary and the applicable maximum Company contribution percentages in effect as of the Date of Termination, payable in a lump sum within thirty (30) days following the Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4).

(vii)	Effective as of the Payment Date, Executive shall become and be fully vested in Executive’s accrued benefits under all qualified pension, nonqualified pension, profit sharing, 401(k), deferred compensation and supplemental plans maintained by the Company for Executive’s benefit, except to that the extent the acceleration of vesting of such benefits would violate any applicable law or require the Company to accelerate the vesting of the accrued benefits of all participants in such plan or plans, in which case the Company shall pay Executive a lump sum payment, within thirty (30) days following the Payment Date, in an amount equal to the present value of such unvested accrued benefits; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4). In addition, if such a lump sum payment is payable, the Company shall make an additional gross-up payment to Executive in an amount such that the net amount of the lump sum payment and such additional gross-up payment retained by Executive, after the calculation and deduction of all federal, foreign, state and local income tax and employment tax (including any interest or penalties imposed with respect to such taxes) on such lump sum payment and additional gross-up payment, and taking into account any lost or reduced tax deductions on account of such gross-up payment, shall be equal to such lump sum payment. Such additional gross-up payment shall be made in a lump sum payment within thirty (30) days following the Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4).

(viii)	The Company shall provide Executive with additional benefits described in Section 4 hereof.

C.

In the event of a Change of Control, notwithstanding any provisions to the contrary in any of the Company’s Equity Plans, (i) all outstanding unvested stock options of Executive shall be and become fully vested and exercisable as to all shares of stock covered thereby, and (ii) all outstanding shares of restricted stock, all restricted shares, restricted stock units, performance shares and performance units of Executive shall be and become 100% vested and all restrictions thereon shall lapse, in each case as of the Date of such Change of Control.

4.	Additional Benefits.

A.	Medical and Dental Health Benefits Premiums. In the event of a Separation from Service covered by Section 3.A, the Company shall pay to Executive an amount equal to [twenty-four (24)][15] [eighteen (18)][16] [twelve (12)][17] multiplied times the Medical and Dental Premium (as defined below), payable in a lump sum within thirty (30) days following the Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4). For purposes of this Section 4.A, the “Medical and Dental Premium” shall equal: (i) the monthly premium for the COBRA Continuation Coverage (determined as of the Date of Termination), less (ii) the monthly contribution required to be paid by Executive for the coverage for Executive and Executive’s family under the Company’s group medical and dental benefits plan (as in effect on the Date of Termination). For purposes of this Section 4.A, “COBRA Continuation Coverage” shall mean the continuation coverage required to be provided to Executive and Executive’s family under the Company’s group medical and dental benefits plans following Executive’s Separation from Service in accordance with Title I, Subtitle B, Part 6 of ERISA and Section 4980B(f) of the Code (and if Executive is not a resident or citizen of the United States, presuming Executive would be so covered by such provisions of ERISA and the Code.

In addition, the Company shall make an additional lump sum gross-up payment to Executive in an amount such that the net amount of the lump sum payment and such additional lump sum gross-up payment retained by Executive, after the calculation and deduction of all federal, state and local income tax and employment tax (including any interest or penalties imposed with respect to such taxes) on such lump sum payment and additional lump sum gross-up payment, and taking into account any lost or reduced tax deductions on account of such gross-up payment, shall be equal to such lump sum payment. Such additional lump sum gross-up payment shall be made in a lump sum payment within thirty (30) days following the Payment Date; provided, that, in no event shall such lump sum payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4).

B.	Relocation Expenses. In the event of a Separation from Service covered by Section 3.A, the Company shall honor any separate agreement it has entered into with Executive to reimburse Executive upon termination of employment in an amount equal to the expenses incurred by Executive in connection with

[15]	For the agreement of the chief executive officer
[16]	For the agreements of the executive officers, other than the chief executive officer
[17]	For the agreements of non-executive key officers

Executive’s relocation at the request of the Company; provided that notwithstanding the terms of such agreement, all such payments shall be made in a lump sum payment within thirty (30) days following the Payment Date. If the Company has not entered into a separate agreement with Executive regarding reimbursement of expenses incurred in relocation, then no amounts shall be payable to Executive pursuant to this Section 4.B.

5.	Excise Taxes and Gross-Up Payments.

A.	The benefits of this Section 5 shall only apply if (a) Executive’s compensation is subject to taxation under the Code and (b) the Parachute Value (as defined below) of the aggregate payments and distributions to Executive or for Executive’s benefit that are paid, payable, distributed or distributable in connection with a Change of Control, pursuant to the terms of this Agreement or any other agreement with the Company (the “Total Payments”) exceeds 2.99 multiplied by the Executive’s “base amount” (as defined under Section 280G(b)(3) of the Code) (the “Safe Harbor Amount”) by 10% or greater. If the Parachute Value of the Total Payments to Executive satisfies or exceeds such threshold, then Executive (i) shall be entitled to the benefits and payments set forth in this Section 5, and (ii) shall be referred to in this Section 5 as “Tax Eligible Executive”.

B.	If the Parachute Value of the Total Payments exceed the Safe Harbor Amount by less than 10%, and the net after-tax benefit that Executive would receive if Executive received the Total Payments in their entirety would be less than the net after-tax benefit that Executive would receive if the Parachute Value (as defined below) of the Total Payments did not exceed the Safe Harbor Amount, then the Total Payments shall be reduced so that the Parachute Value of the Total Payments equals the Safe Harbor Amount. The reduction of the Total Payments shall be made in such a manner as to maximize the Value (as defined below) of the portion of the Total Payments actually made to Executive. “Parachute Value” shall mean the present value, as of the date of the change in the ownership or effective control of the corporation, or the change in the ownership of a substantial portion of the assets of the corporation, for purposes of Section 280G of the Code, of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment. “Value” shall mean the economic present value of the Total Payments or any component thereof, as of the date of the change in the ownership or effective control of the corporation, or the change in the ownership of a substantial portion of the assets of the corporation, for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

C.

If it shall be determined that Executive is a Tax Eligible Executive and any or all of the Total Payments would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Tax Eligible Executive shall be entitled to receive from the Company an additional payment or payments (the “Gross-Up Payments”) in an amount such that the net amount of the Total Payments and the

Gross-Up Payments retained by Tax Eligible Executive after the calculation and deduction of all Excise Taxes (including any interest or penalties imposed with respect to such taxes) on the Total Payments and all federal, state and local income tax, employment tax and Excise Tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payments provided for in this Section 5, and taking into account any lost or reduced tax deductions on account of the Gross-Up Payments, shall be equal to the Total Payments.

D.	All determinations required to be made under this Section 5, including whether Executive is a Tax Eligible Executive, whether a reduction in the Total Payments is required, and whether and when the Gross-Up Payments are required and the amount of such Gross-Up Payments, and the assumptions to be utilized in arriving at such determinations (consistent with the provisions of the Section 5), shall be made by the Company’s independent certified public accountants (the “Accountants”). The Accountants shall provide Tax Eligible Executive and the Company with detailed supporting calculations with respect to such Gross-Up Payments within fifteen (15) business days of the receipt of notice from Executive or the Company that Executive has received or will receive the Total Payments. In the event that the Accountants are also serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Tax Eligible Executive shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accountants hereunder). All fees and expenses of the Accountants shall be borne solely by the Company. All determinations by the Accountants shall be binding upon the Company and Tax Eligible Executive.

E.

For the purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, such Total Payments will be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that in the opinion of the Accountants such payment (in whole or in part) either do not constitute “parachute payments” or represent reasonable compensation for services actually rendered (within the meaning of Section 280G(b)(4) of the Code) in excess of the “base amount” or such “parachute payments” are otherwise not subject to such Excise Tax. For purposes of determining the amount of the Gross-Up Payments, Tax Eligible Executive shall be deemed to pay federal income taxes at the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payments are to be made and to pay any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Gross-Up Payments are to be made, net of the maximum reduction in federal income taxes that could be obtained from the deduction of such state or local taxes if paid if such year (determined without regard to limitations on deductions based upon the amount of Tax Eligible Executive’s adjusted gross income); and to have otherwise allowable deductions for federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-Up Payments in Tax Eligible Executive’s adjusted gross income.

F.	To the extent practicable, any Gross-Up Payments with respect to any Total Payments shall be paid by the Company at the time Tax Eligible Executive is entitled to receive the Total Payments and in no event will any Gross-Up Payments be paid later than thirty (30) days after the receipt by Tax Eligible Executive of the Accountant’s determination; provided, that, in the case of any Gross-Up Payment made in respect of a benefit under Section 3.B(ii), (iii), (iv), (vi) or (vii) or Section 4.A, in no event shall such Gross-Up Payment be paid after the last day of the applicable two and one half month period of the “short-term deferral” exemption under Treasury Regulation Section 1.409A-1(b)(4). As a result of uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accountants hereunder, it is possible that the Gross-Up Payments made will have been an amount less than the Company should have paid pursuant to this Section 5 (the “Underpayment”). In the event that the Company exhausts its remedies pursuant to Section 5 and Tax Eligible Executive is required to make a payment of any Excise Tax, the Underpayment shall be promptly paid by the Company to or for Tax Eligible Executive’s benefit.

G.	Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payments. Such notification shall be given as soon as practicable after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Tax Eligible Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which Tax Eligible Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes, interest and/or penalties with respect to such claim is due). If the Company notifies Tax Eligible Executive in writing prior to the expiration of such thirty (30) day period that it desires to contest such claim, Tax Eligible Executive shall:

(i)	give the Company any information reasonably requested by the Company relating to such claim

(ii)	take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii)	cooperate with the Company in good faith in order to effectively contest such claim; and

(iv)

permit the Company to participate in any proceedings relating to such claims; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify Tax Eligible

Executive for, advance expenses to Tax Eligible Executive for, defend Tax Eligible Executive against and hold Tax Eligible Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of all related costs and expenses. Without limiting the foregoing provisions of this Section 5, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Tax Eligible Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Tax Eligible Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Tax Eligible Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Tax Eligible Executive, on an interest-free basis, and shall indemnify Tax Eligible Executive for, advance expenses to Tax Eligible Executive for, defend Tax Eligible Executive against and hold Tax Eligible Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance (including as a result of any forgiveness by the Company of such advance); provided, further, that any extension of the statute of limitations relating to the payment of taxes for the taxable year of Tax Eligible Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which Gross-Up Payments would be payable hereunder and Tax Eligible Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. All costs and expenses (including additional interest and penalties) paid or to be reimbursed by the Company shall be paid or reimbursed not later than the end of Executive’s taxable year following Executive’s taxable year in which the taxes that are subject to the audit or litigation are remitted to the taxing authority, or where as a result of such audit or litigation there taxes are remitted, the end of the Executive’s taxable year following the Executive’s taxable year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the litigation, in accordance Treasury Regulation Section 1.409A-3(i)(1)(v).

H.

The Gross-Up Payments shall be paid to Executive during Executive’s employment, or following the termination of Executive’s employment, as determined under the foregoing provisions; provided, however, the Gross-Up Payments shall be made not later than the end of Executive’s taxable year next following Executive’s taxable year in which Executive remits the related taxes in accordance with Treasury Regulation Section 1.409A-3(i)(1)(v). To the extent required by Section 409A of the Code or the Treasury Regulations thereunder, any Gross-Up Payment made with respect to any portion of the Total Payments that is payable upon Executive’s Separation from Service shall be payable only upon the Executive’s Separation from Service and shall be subject to Section 6.

6.	Compliance with and Exemption from Section 409A of the Code.

A.	Certain payments and benefits payable under this Agreement are intended to comply with, or be exempt from, the requirements of Section 409A of the Code. This Agreement shall be interpreted in accordance with the applicable requirements of, and exemptions from, Section 409A of the Code and the Treasury Regulations thereunder. To the extent the payments and benefits under this Agreement are subject to Section 409A of the Code, this Agreement shall be interpreted, construed and administered in a manner that satisfies the requirements of Sections 409A(a)(2), (3) and (4) of the Code, the Treasury Regulations thereunder and any applicable transitional relief or other authority thereunder. If the Company and Executive determine that any compensation, benefits or other payments that are payable under this Agreement and intended to comply with Sections 409A(a)(2), (3) and (4) of the Code do not comply with Section 409A of the Code, the Treasury Regulations thereunder and other applicable authority issued by the Internal Revenue Service, to the extent permitted under Section 409A of the Code, the Treasury Regulations thereunder and any applicable authority issued by the Internal Revenue Service, the Company and Executive agree to amend this Agreement, or take such other actions as the Company and the Executive deem reasonably necessary or appropriate, to cause such compensation, benefits and other payments to comply with the requirements of Section 409A of the Code, the Treasury Regulations thereunder and other applicable authority issued by the Internal Revenue Service, while providing compensation, benefits and other payments that are, in the aggregate, no less favorable then the compensation, benefits and other payments provided under this Agreement. In the case of any compensation, benefits or other payments that are payable under this Agreement and intended to comply with Sections 409A(a)(2), (3) and (4) of the Code, if any provision of the Agreement would cause such compensation, benefits or other payments to fail to so comply, such provision shall not be effective and shall be null and void with respect to such compensation, benefits or other payments, to the extent such provision would cause a failure to comply and such provision shall otherwise remain in full force and effect.

B.

If Executive is a “specified employee,” as defined in Treasury Regulation Section 1.409A-1(i), on the date of Executive’s Separation from Service, to the extent required by Section 409A of the Code and the Treasury Regulations thereunder, any payments or benefits under this Agreement subject to Section 409A of the Code shall be delayed in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, and such payments or benefits shall be paid or distributed to Executive during the thirty (30) day period commencing on the earlier of (i) the expiration of the six-month period measured from the date of

Executive’s Separation from Service or (ii) the date of the Executive’s death. Upon the expiration of the applicable six-month period under Section 409A(a)(2)(B)(i) of the Code, all payments deferred pursuant to this Section 6 shall be paid in a lump sum payment to Executive.

7.	Mitigation.

Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise nor, except as provided in Section 4.A, shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned or benefit received by Executive as the result of employment by another employer or self-employment, by retirement benefits, by offset against any amount claimed to be owed by Executive to the Company or otherwise.

8.	Successor Agreement.

The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume this Agreement and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place. All references herein to Company shall include the successor entity.

9.	Indemnity.

In any situation where under applicable law the Company has the power to indemnify, advance expenses to and defend Executive in respect of any judgements, fines, settlements, loss, cost or expense (including attorneys fees) of any nature related to or arising out of Executive’s activities as an agent, employee, officer or director of the Company or in any other capacity on behalf of or at the request of the Company, then the Company shall promptly on written request, indemnify Executive, advance expenses (including attorney’s fees) to Executive and defend Executive to the fullest extent permitted by applicable law, including but not limited to making such findings and determinations and taking any and all such actions as the Company may, under applicable law, be permitted to have the discretion to take so as to effectuate such indemnification, advancement or defense. Such agreement by the Company shall not be deemed to impair any other obligation of the Company respecting Executive’s indemnification or defense otherwise arising out of this or any other agreement or promise of the Company under any statute.

10.	Notice.

For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and delivered by United States certified or registered mail (return receipt requested, postage prepaid) or by courier guaranteeing overnight delivery or by hand delivery (with signed receipt required), addressed to the respective addresses set forth below, and such notice or communication shall be deemed to have been duly given two days after deposit in the mail, one day after deposit with such overnight carrier or upon delivery with hand delivery. The addresses set forth below may be changed by a writing in accordance herewith.

The Company:	Executive:

ResMed Inc.
14040 Danielson Street
Poway, CA 92064-6857
Attn: Chief Executive Officer with a copy to General Counsel

11.	Dispute Resolution.

If any dispute arises out of this Agreement, the “complaining party” shall give the “other party” written notice of such dispute. The other party shall have ten (10) business days to resolve the dispute to the complaining party’s satisfaction. If the dispute is not resolved by the end of such period, the complaining party may by written notice (the “Notice”) demand arbitration of the dispute as set out below, and each party hereto expressly agrees to submit to, and be bound by, such arbitration.

A.	Each party will, within ten (10) business days of the Notice, nominate an arbitrator. Each nominated arbitrator must be someone experienced in dispute resolution and of good character without moral turpitude and not within the employ or direct or indirect influence of the nominating party. The two nominated arbitrators will, within ten (10) business days of nomination, agree upon a third arbitrator. If two (2) appointed arbitrators cannot agree on a third arbitrator within such period, the parties may seek such an appointment through any permitted court proceeding or by the American Arbitration Association (“AAA”). The three arbitrators will set the rules and timing of the arbitration, but will generally follow the rules of the AAA and this Agreement where same are applicable and shall provide for written fact findings.

B.	The arbitration hearing will in no event take place more than ninety (90) days after the appointment of the third arbitrator.

C.	The arbitration will take place in San Diego County, California, unless otherwise unanimously agreed to by the parties.

D.	The results of the arbitration and the decision of the arbitrators will be final and binding on the parties and each party agrees and acknowledges that these results shall be enforceable in a court of law.

12.	Governing Law.

This Agreement will be governed by and construed in accordance with the internal substantive laws, and not the choice of law rules, of the State of Delaware.

13.	Compliance With Applicable Code Section 409A.

A.	The provisions of this Section 12 shall be effective only if Executive’s compensation is subject to taxation under the Code. Except with respect to any Gross-Up Payments or other payments under Section 5, this Agreement is not intended to provide for any deferral of compensation subject to Code Section 409A and, accordingly, the benefits provided pursuant to this Agreement (other than any Gross-Up Payments or other payments under Section 5) shall be paid not later than the later of: (i) the fifteenth day of the third month following Executive’s first taxable year in which such benefit is no longer subject to a substantial risk of forfeiture, and (ii) the fifteenth day of the third month following the first taxable year of the Company in which such benefit is no longer subject to a substantial risk of forfeiture, as determined in accordance with Code Section 409A and Treasury Regulation Section 1.409A-1(b)(4). For purposes of this Section 12.A, “substantial risk of forfeiture” shall have the meaning set forth in Treasury Regulation Section 1.409A-1(d).

B.	Any Gross-Up Payments or other payments under Section 5 provide for a deferral of compensation subject to Code Section 409A and, accordingly, the benefits provided pursuant to Section 5 of this Agreement are intended to be paid in accordance with the requirements of Code Section 409A and Treasury Regulation Section 1.409A-3(i)(1)(v).

14.	Non-Competition, Non-Solicitation, Confidentiality and Non-Disparage Covenants.

A.

Non-Competition. Executive acknowledges that he has been provided and will continue to be provided trade secret information of the Company in connection with his duties as an employee and officer of the Company. In order to prevent the misuse of trade secret information and in consideration of a portion of the payments being provided to Executive under Sections 3.B(ii), (iii) and (vi) and a portion of the accelerated vesting provided under Sections 3.B.(v) and 3.C, Executive agrees that throughout the Restricted Period, Executive shall not, anywhere in the world, directly or indirectly (i) engage without the prior express written consent of the Company, in any business or activity, whether as an employee, consultant, partner, principal, agent, representative, stockholder (except as a holder of less than 2% of the combined voting power of the outstanding stock of a publicly held company) or in any other individual, corporate or representative capacity, or render any services or provide any advice to any business, activity, person or entity, if Executive knows or reasonably should know that such business, activity, service, person or entity, directly or indirectly, competes in any material manner with the Business; or (ii) meaningfully assist, help or otherwise support, without the prior express written consent of the Company, any person, business, corporation, partnership or other entity or activity, whether as an employee, consultant, partner, principal, agent, representative, stockholder (other than in the capacity as a stockholder of less than 2% of the combined voting power of the outstanding shares of stock of a publicly held company) or in any other individual, corporate or representative capacity, to create, commence or otherwise initiate, or to develop, enhance or otherwise further, any business or activity if Executive knows or reasonably should know that such business or activity, directly or indirectly competes in any material manner with the Business. For purposes of this Section 13, the term “Business” shall refer to the business of the Company as then presently conducted and as conducted on the Date of Termination. As of the date of this Agreement, the business of the Company, generally, involves the development, manufacture and distribution of medical equipment for treating, diagnosing, and managing sleep-disordered breathing and other respiratory disorders. Executive acknowledges that the restrictions set forth in this section 13.A. do not have the effect of preventing him from practicing his profession, trade or business, and they do not impose a financial hardship upon him. Executive agrees that, in addition to any other remedies available to the Company under applicable law, in the event of a breach of this Section 13.A.: (1) Executive shall immediately return (or otherwise pay) to the Company the twenty percent (20%) of the payments made under Sections 3.B(ii), (iii) and (vi); and (2) twenty percent (20%) of all unexercised options, all shares of restricted stock and all other equity awards vested pursuant to Sections 3.B.(v) and 3.C shall be surrendered by Executive and cancelled (or as to shares sold, the then current value of such shares shall be paid by Executive to the Company; and (3) with respect to twenty percent (20%) to any options vested pursuant to Section 3.B(v) and 3.C that were exercised, Executive shall pay to the Company an amount equal to the difference between the exercise price and the closing price of such shares on the date of exercise multiplied by the number of shares subject to the options exercised. Executive acknowledges that twenty percent (20%) of the payment required under Sections 3.B (ii), (iii) and (vi) and twenty percent (20%) of the accelerated vesting provided for under Section 3.B(v) and 3.C are provided to executive solely in exchange for his agreement under this Section 13.A.

B.	Non-Solicitation. As an additional inducement for the Company to enter into this Agreement, Executive agrees that throughout the Restricted Period, Executive shall not, directly or indirectly solicit any person in the employment of the Company to (i) terminate such employment, or (ii) accept employment, or enter into any consulting arrangement, with anyone other than the Company.

C.

Confidentiality. Throughout the term of this Agreement, the Restricted Period and thereafter, Executive shall not, directly or indirectly, use for his personal benefit or for the benefit of any person, firm, corporation, association or other entity other than the Company, or disclose or make available to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, any Confidential Information (as defined below). Executive agrees that, upon termination of Executive’s employment with the Company, all Confidential Information in Executive’s possession that is in writing or other tangible form (together with all copies or duplicates thereof, including computer files) shall be returned to the Company and shall not be retained by Executive or furnished to any third party, in any form except as provided herein; provided, however, that Executive shall not be obligated to treat as confidential, or return to the Company copies of any Confidential Information that (i) was publicly known at the time of disclosure to Executive, (ii) becomes publicly known or available thereafter other than by any means in violation of this Agreement or any other duty owed to Company by any person or entity, or (iii) is lawfully disclosed to Executive by a third party. As used in this Agreement, the term “Confidential Information” means: information disclosed to Executive or known by Executive as a consequence of or through Executive’s relationship with the Company, about the customers, employees, business methods, operations, public relations, contracts, organization, procedures, finances, customer lists, rates and prospects of the Company and its affiliates.

D.	Non-Disparage. Executive shall refrain during the term of this Agreement and throughout the Restricted Period, from publishing any oral or written statements about Company, any of its affiliates or any of Company’s or such affiliates’ directors, officers, employees, consultants, agents or representatives that (a) are slanderous, libelous or defamatory, (b) disclose private information about or confidential information of Company, any of its affiliates or any of Company’s or any such affiliates’ business affairs, directors, officers, employees, consultants, agents or representatives, or (c) place Company, any of its affiliates, or any of Company’s or any such affiliates’ directors, officers, employees, consultants, agents or representatives in a false light before the public. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law.

E.	General Release. As an additional inducement for the Company to enter into this Agreement, and as a condition to payment and provision of benefits under this Agreement to Executive or Executive’s estate, Executive agrees that Executive (or Executive’s trust or estate, as applicable) shall execute and deliver and not revoke within any revocation period required by law, a general release of claims in favor of the Company and its employees, directors, agents and affiliates in a form acceptable to the Company in its sole and absolute discretion.

F.	Remedies. Executive agrees and acknowledges that Executive’s right to receive any of the benefits set forth in Sections 3, 4 and 5 (to the extent Executive is otherwise entitled to such payments) is conditioned upon Executive’s compliance with the covenants in this Section 13, and all benefits granted to Executive under this Agreement shall terminate immediately upon Executive’s breach of any covenant in this Section 13 and Executive shall be responsible for refunding to the Company the benefits previously received under this Agreement.

G.	Reasonable Restrictions. Executive acknowledges that these restrictions shall not prevent or unduly restrict Executive from practicing his profession, or cause him economic hardship. Executive represents that he (i) is familiar with the foregoing covenants not to compete and not to solicit, and (ii) is fully aware of his obligations hereunder, including, without limitation, the reasonableness of the length of time, scope and geographic coverage of these covenants.

15.	Other Severance Payments or Benefits.

In the event Executive’s employment is terminated and such termination qualifies for benefits under Section 3 of this Agreement, the payments and benefits provided for in Sections 3, 4 and 5 of this Agreement will be provided in lieu of any other severance payment or benefit under any other plan or program of the Company or agreement between Executive and the Company.

16.	Cooperation.

During Executive’s employment with the Company and thereafter, Executive agrees to cooperate with the Company and its agents, accountants and attorneys concerning any matter with which Executive was involved during his employment. Such cooperation shall include, but not be limited to, providing information to, meeting with and reviewing documents provided by the Company and its agents, accountants and attorneys during normal business hours or other mutually agreeable hours upon reasonable notice and to make himself available for depositions and hearings, if necessary and upon reasonable notice. If Executive’s cooperation is required after the termination of Executive’s employment, the Company shall reimburse Executive for any reasonable out of pocket expenses incurred in performing his obligations hereunder.

17.	Entire Agreement; No Oral Modifications.

This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer as may be designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement to be effective the date first above written.

EXECUTIVE	RESMED INC.,
a Delaware corporation

By
And